Exhibit 99

ITW NEWS RELEASE

ITW Reports 13.8 Percent Growth in Operating Revenues for Three Months Ended February 29, 2008; Company Lowers Forecasts by 22 Cents Per Share Due to Two Special Charges

GLENVIEW, ILLINOIS—(March 17, 2008)—Illinois Tool Works Inc. (NYSE:ITW) today reported an operating revenue increase of 13.8 percent for the three months ended February 29, 2008. Growth in revenues was primarily due to contributions from acquisitions and translation. Base revenues also contributed to growth in the period. For the first two months of the quarter, total revenues exceeded Company expectations.

On a segment basis, the Company's three month moving average percentage change for operating revenues, comprised of base revenues, acquisitions and currency translation, is provided below.

(% change for 3 months ended February 29, 2008 versus prior year period)

*Industrial Packaging:	+ 11.9%
*Power Systems and Electronics:	+ 6.1%
*Transportation:	+ 13.0%
*Construction Products:	+ 2.2%
*Food Equipment:	+ 43.2%
*Polymers and Fluids:	+ 35.6%
*Decorative Surfaces:	+ 13.8%
*All Other	+ 7.7%

The Company today also announced that it has lowered its 2008 first quarter and full-year earnings estimates due to two special charges with an estimated pretax effect totaling $127 million or $0.22 per share after-tax. As part of the Company's annual testing of goodwill in the first quarter of each year, an impairment charge in a range of $90 to $100 million will be recorded related to the Company's industrial software businesses. Separately, an estimated pretax charge of $32 million will be recorded in the first quarter for European taxes on investment transfers related to legal entity structuring transactions.

Absent these two special charges, the Company's operating results for the first quarter are expected to be at the high end of the previous forecast of $0.72 to $0.78. For the 2008 first quarter, the Company is now forecasting diluted income per share from continuing operations of $0.50 to $0.56. The 2008 first quarter forecast continues to assume a total company revenue growth range of 8 percent to 11 percent. The Company is now forecasting a full-year 2008 diluted income per share from continuing operations range of $3.25 to $3.39. The full-year forecast continues to assume a total company revenue growth range of 6 percent to 10 percent.

The statements regarding the Company's 2008 first quarter and full-year forecasts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks, uncertainties and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K for 2007.

With $16.2 billion in revenues, ITW is a diversified and value-added manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 825 business units in 52 countries and employs some 60,000 people.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com